Exhibit 99.2

APPENDIX B

MAG SILVER CORP.
AMENDED AND RESTATED SHARE UNIT PLAN
Effective May 13, 2014

As Amended May 10, 2017

ARTICLE 1.
 PREAMBLE AND DEFINITIONS
1.1	Title
The Plan described in this document shall be called the "MAG Silver Corp. Amended and Restated Share Unit Plan".
1.2	Purpose of the Plan
The purposes of the Plan are:
(a)	to promote a further alignment of interests between employees and the shareholders of the Company;
(b)	to associate a portion of employees' compensation with the returns achieved by shareholders of the Company; and
(c)	to attract and retain employees with the knowledge, experience and expertise required by the Company.
1.3	Definitions
"Applicable Law" means any applicable provision of law, domestic or foreign, including, without limitation, applicable securities legislation, together with all regulations, rules, policy statements, rulings, notices, orders or other instruments promulgated thereunder, and Stock Exchange Rules.
"Beneficiary" means, subject to Applicable Law, an individual who has been designated by a Participant, in such form and manner as the Committee may determine, to receive benefits payable under the Plan upon the death of the Participant, or, where no such designation is validly in effect at the time of death, the Participant's legal representative.
"Black-Out Period" means a period during which a Participant is to refrain from trading in the Company's securities pursuant to a restriction imposed by the Company on all or any of its executives, employees, insiders or persons in a "special relationship" (as defined) with the Company.
"Board" means the Board of Directors of the Company.
"Business Day" means any day, other than a Saturday, Sunday or statutory holiday, on which the Stock Exchange is open for trading.
"Cause" in respect of a Participant who is an employee means "just cause" "or "cause" for Termination by the Company or a MAG Entity as determined under Applicable Law and, in respect of a Participant who is a consultant, means a material breach by the Participant of his or her consulting agreement with the Company or a MAG Entity, in either case, as determined by the Committee in good faith.
"Change of Control" means (i) an amalgamation, merger or consolidation of the Company with any other corporation (otherwise than pursuant to an internal corporate reorganization that would not affect control of the Company); (ii) the liquidation, dissolution or wind-up of the Company; (iii) the sale or conveyance of all or substantially all of the property or assets of the Company; (iv) the acquisition of shares, or the right to acquire shares, of the Company as a result of which any person or group would beneficially own shares entitling such person or group to cast more than 50% of the votes attaching to all shares in the capital of the Company, by way of an offer, an arrangement or otherwise; or (v) any other transaction the Board deems to be a Change of Control for the purposes of the Plan.

"Code" means the United States Internal Revenue Code of 1986, as amended, and any applicable United States Treasury Regulations and other binding regulatory guidance thereunder.
"Committee" means Compensation Committee of the Board, or such other the committee of the Board as is designated by the Board to administer the Plan from time to time.
"Company" means MAG Silver Corp., and any successor company whether by amalgamation, merger or otherwise.
"Director" means a member of the Board.
"Disability" means either:
(a)
a medically determinable physical or mental impairment expected to result in death or to last for a continuous period of not less than twelve months, and which causes an individual to be unable to engage in substantial gainful activity, or any other condition of impairment that Committee, acting reasonably, determines constitutes disability; or

(b)	where a Participant has a written employment agreement with the Company or a MAG Entity, "Disability" as defined in such employment agreement if applicable.
"Disability Date" means, in relation to a Participant, that date determined by the Committee to be the date on which the Participant experienced a Disability.
"Eligible Person" means an individual Employed by the Company or any MAG Entity who, by the nature of his/her position or job is, in the opinion of the Committee, in a position to contribute to the success of the Company.
"Employed" means, with respect to a Participant, that:
(a)
he/she is rendering services to the Company or a MAG Entity, including services as a consultant (within the meaning of NI 45-106, Prospectus and Registration Exemptions, issued by the Canadian Securities Administrators) , but excluding services as a Director; or

(b)
he/she is not actively rendering services to the Company or a MAG Entity due to an approved leave of absence, maternity or parental leave or leave on account of Disability (provided, in the case of a US Taxpayer, that the Participant has not incurred a "Separation From Service", within the meaning of Section 409A of the Code), and "Employment" has the corresponding meaning.
"Expiry Date" means, with respect to a Grant, the date identified as the "expiry date" in the Grant Agreement relating to such Grant, provided that where no expiry date is specified in a Grant Agreement for a Grant, the "Expiry Date" of such Grant shall be the fifth anniversary of the Grant Date.
"Grant" means a grant of Share Units made pursuant to Section 3.1.
"Grant Agreement" means an agreement between the Company and a Participant under which a Grant is made, as contemplated by Section 3.1, together with such schedules, amendments, deletions or changes thereto as are permitted under the Plan.
"Grant Date" means the effective date of a Grant, as specified by the Committee.

"Insider" means an "insider" as defined in the policies of the Toronto Stock Exchange relating to security-based compensation arrangements.
"MAG Entity" means any of the Company's subsidiaries, partnerships, trusts or other controlled entities and "MAG Entities" means all such entities collectively.
"Participant" has the meaning set forth in Section 3.2.
"Performance Period" means, with respect to PSUs, the period specified by the Committee for achievement of any applicable Performance Conditions as a condition to Vesting.
"Performance Conditions" means such financial, personal, operational or transaction-based performance criteria as may be determined by the Committee in respect of a Grant to any Participant or Participants and set out in a Grant Agreement. Performance Conditions may apply to the Company, a MAG Entity, the Company and MAG Entities as a whole, a business unit of the Company or group comprised of the Company and some MAG Entities or a group of MAG Entities, either individually, alternatively or in any combination, and measured either in total, incrementally or cumulatively over a specified performance period, on an absolute basis or relative to a pre-established target or milestone, to previous years' results or to a designated comparator group, or otherwise, and may result in the percentage of Vested PSUs in a Grant exceeding 100% of the PSUs initially determined in respect of such Grant pursuant to Section 3.1(d).
"Plan" means this MAG Silver Corp. Amended and Restated Share Unit Plan, including any schedules or appendices hereto, as may be amended from time to time.
"PSU" means a right, granted to a Participant in accordance with Article 3, to receive a Share, that generally becomes Vested, if at all, subject to the attainment of certain Performance Conditions and satisfaction of such other conditions to Vesting, if any, as may be determined by the Committee.
"RSU" means a right granted to a Participant in accordance with Article 3, to receive a Share, that generally becomes Vested, if at all, following a period of continuous Employment of the Participant with the Company or a MAG Entity.
"Share" means a common share of the Company and such other share as may be substituted for it as a result of amendments to the notice of articles of the Company, arrangement, reorganization or otherwise, including any rights that form a part of the common share or substituted share.
"Share Compensation Arrangement" means any stock option, stock option plan, employee stock purchase plan, share unit plan, deferred share unit plan or any other compensation or incentive mechanism involving the issuance or potential issuance of Shares, including a share purchase from treasury which is financially assisted by the Company by way of loan, guarantee or otherwise, but excludes any options, Shares, share units, deferred share units or award involving the issuance or potential issuance of Shares granted or issued in reliance on Section 613(c) of the Toronto Stock Exchange Company Manual.
"Share Unit" means either an RSU or a PSU, as the context requires.
"Share Unit Account" has the meaning set out in Section 5.1.

"Stock Exchange" means the Toronto Stock Exchange and such other stock exchange on which the Shares are listed, or if the Shares are not listed on any stock exchange, then on the over-the-counter market.
"Stock Exchange Rules" means the applicable rules of any stock exchange upon which shares of the Company are listed.
"Termination" means (i) the termination of a Participant's active Employment with the Company or a MAG Entity (other than in connection with the Participant's transfer to Employment with the Company or another MAG Entity), which shall occur on the earlier of the date on which the Participant ceases to render services to the Company or MAG Entity, as applicable, and the date on which the Company or a MAG Entity, as applicable, delivers notice of the termination of the Participant's employment to him/her, whether such termination is lawful or otherwise, without giving effect to any period of notice or compensation in lieu of notice, but, for greater certainty, a Participant's absence from active work during a period of vacation, temporary illness, authorized leave of absence, maternity or parental leave or leave on account of Disability shall not, in and of itself, be considered to be a "Termination", and (ii) in the case of a Participant who does not return to active Employment with the Company or a MAG Entity immediately following a period of absence due to vacation, temporary illness, authorized leave of absence, maternity or parental leave or leave on account of Disability, such cessation shall be deemed to occur on the last day of such period of absence (provided, in each case in the case of a US Taxpayer, that the Termination constitutes a "Separation From Service", within the meaning of Section 409A of the Code), and "Terminated" and "Terminates" shall be construed accordingly.
"Time Vesting" means any conditions relating to continued service with the Company or a MAG Entity for a period of time in respect of the Vesting of Share Units determined by the Committee.
"Trading Day" means any date on which any Stock Exchange is open for the trading of Shares and on which Shares are actually traded.
"US Taxpayer" means an individual who is a citizen or permanent resident of the United States for purposes of the Code or an individual for whom the compensation subject to deferral under this Plan would otherwise be subject to income tax under the Code.
"Vested" means the applicable Time Vesting, Performance Conditions and/or any other conditions for settlement (subject to any conditions on such settlement imposed in respect of US Taxpayers under Exhibit "A" hereto) in relation to a whole number, or a percentage (which may be more or less than 100%) of the number, of PSUs or RSUs determined by the Committee in connection with a Grant of PSUs or Grant of RSUs, as the case may be, (i) have been met; (ii) have been waived or deemed to be met pursuant to Section 6.6; (iii) or are otherwise waived pursuant to Section 3.3, and "Vesting" and "Vest" shall be construed accordingly.
"Vesting Date" means the date on which the applicable Time-Vesting, Performance Conditions and/or any other conditions for a Share Unit becoming Vested are met, deemed to have been met or waived as contemplated in the definition of "Vesting".
"Vesting Period" means, with respect to a Grant, the period specified by the Committee, commencing on the Grant Date and ending on the last Vesting Date for Share Units subject to such Grant which, unless otherwise determined by the Committee, shall not be later than December 15 of the third year following the year in which the Participant performed the services to which the Grant relates.

ARTICLE 2.
 CONSTRUCTION AND INTERPRETATION
2.1	Gender, Singular, Plural
In the Plan, references to the masculine include the feminine; and references to the singular shall include the plural and vice versa, as the context shall require.
2.2	Governing Law
The Plan shall be governed and interpreted in accordance with the laws of the Province of British Columbia and federal laws of Canada applicable in that province. Any actions, proceedings or claims in any way pertaining to the Plan shall be commenced in the courts of the Province of British Columbia.
2.3	Severability
If any provision or part of the Plan is determined to be void or unenforceable in whole or in part, such determination shall not affect the validity or enforcement of any other provision or part thereof.
2.4	Headings, Sections.
Headings wherever used herein are for reference purposes only and do not limit or extend the meaning of the provisions herein contained.  A reference to a section or schedule shall, except where expressly stated otherwise, mean a section or schedule of the Plan, as applicable.
ARTICLE 3.
 SHARE UNIT GRANTS AND VESTING PERIODS
3.1	Grant of Share Units
Unless otherwise determined by the Board, the Plan shall be administered by the Committee. The Committee shall have the authority in its sole and absolute discretion to administer the Plan and to exercise all the powers and authorities either specifically granted to it under the Plan or necessary or advisable in the administration of the Plan subject to and not inconsistent with the express provisions of this Plan, including, without limitation, the authority:
(a)	to make Grants;
(b)
to determine the Grant Date for Grants, provided that the Committee shall ensure that no Grant Date falls within a Blackout Period or on the first Trading Day following the date on which the relevant Blackout Period has expired;

(c)	to determine the Eligible Persons to whom, and the time or times at which Grants shall be made and shall become issuable;
(d)	subject to Section 4.1, to determine the number of Share Units to be covered by each Grant;
(e)	to approve or authorize the applicable form and terms of the related Grant Agreements and any other forms to be used in connection with the Plan;
(f)
to determine the terms and conditions of Grants granted to any Participant, including, without limitation, (A) the type of Share Unit, (B) the number of RSUs or PSUs subject to a Grant, (C) the Vesting Period(s) applicable to a Grant, (D) the conditions) to the Vesting of any Share Units granted hereunder, including terms relating to Performance Conditions, Time Vesting and/or other Vesting conditions, any multiplier that may apply to Share Units subject to a Grant in connection with the achievement of Vesting conditions, the Performance Period for PSUs and the conditions, if any, upon which Vesting of any Share Unit will be waived or accelerated without any further action by the Committee (including, without limitation, the effect of a Change of Control and a Participant's Termination in connection therewith), (E) the circumstances upon which a Share Unit shall be forfeited, cancelled or expire, (F) the consequences of a Termination with respect to a Share Unit, (G) the manner and time of exercise or settlement of Vested Share Units, and (H) whether, and the terms upon which, any Shares delivered upon exercise or settlement of a Share Unit must continue to be held by a Participant for any specified period;

(g)	to determine whether and the extent to which any Performance Conditions or other criteria applicable to the Vesting of a Share Unit have been satisfied or shall be waived or modified;
(h)
subject to Section 9.5, to amend the terms of any outstanding Share Units under the Plan or Grant Agreement provided, however, that no such amendment, suspension or termination shall be made at any time to the extent such action would materially adversely affect the existing rights of a Participant with respect to any then outstanding Share Unit without his/her consent in writing and provided further, however, that, notwithstanding the foregoing clause of this Section 3.1(h), the Committee may amend the terms of a Share Unit or Grant Agreement without the consent of the Participant for purposes of complying with Applicable Law whether or not such amendment could adversely affect the rights of the Participant;

(i)	to determine whether, and the extent to which, adjustments shall be made pursuant to Section 5.3 and the terms of any such adjustments;
(j)	to interpret the Plan and Grant Agreements;
(k)	to prescribe, amend and rescind such rules and regulations and make all determinations necessary or desirable for the administration and interpretation of the Plan and Grant Agreements;
(l)	to determine the terms and provisions of Grant Agreements (which need not be identical) entered into in connection with Grants; and
(m)	to make all other determinations deemed necessary or advisable for the administration of the Plan.
3.2	Eligibility and Award Determination
(a)
In determining the Eligible Persons to whom Grants are to be made ("Participants") and the number of Share Units to be covered by each Grant (subject to adjustment in accordance with Time Vesting or Performance Conditions), the Committee shall take into account the terms of any written employment agreement between an Eligible Person and the Company or any MAG Entity and may take into account such other factors as it shall determine in its sole and absolute discretion.

(b)
For greater certainty and without limiting the discretion conferred on the Committee pursuant to this Section, the Committee's decision to approve a Grant in any period shall not require the Committee to approve a Grant to any Participant in any other period; nor shall the Committee's decision with respect to the size or terms and conditions of a Grant in any period require it to approve a Grant of the same or similar size or with the same or similar terms and conditions to any Participant in any other period.  The Committee shall not be precluded from approving a Grant to any Participant solely because such Participant may have previously received a Grant under this Plan or any other similar compensation arrangement of the Company or a MAG Entity.  No Eligible Person has any claim or right to receive a Grant except as may be provided in a written employment agreement between an Eligible Person and the Company or a MAG Entity.

(c)
Each Grant Agreement shall set forth, at a minimum, the type of Share Units and Grant Date of the Grant evidenced thereby, the number of RSUs or PSUs subject to such Grant, the applicable Vesting conditions, the applicable Vesting Period(s) and the treatment of the Grant upon Termination and may specify such other terms and conditions consistent with the terms of the Plan as the Committee shall determine or as shall be required under any other provision of the Plan.  The Committee may include in a Grant Agreement terms or conditions pertaining to confidentiality of information relating to the Company's operations or businesses which must be complied with by a Participant including as a condition of the grant or Vesting of Share Units.

3.3	Discretion of the Committee
Notwithstanding any other provision hereof or of any applicable instrument of grant, the Committee may accelerate or waive any condition to the Vesting of any Grant, all Grants, any class of Grants or Grants held by any group of Participants.
3.4	Effects of Committee's Decision
Any interpretation, rule, regulation, determination or other act of the Committee hereunder shall be made in its sole discretion and shall be conclusively binding upon all persons.
3.5	Limitation of Liability
No member of the Committee, the Board or any officer or employee of the Company or a MAG Entity shall be liable for any action or determination made in good faith pursuant to the Plan or any Grant Agreement under the Plan. To the fullest extent permitted by law, the Company and the MAG Entities shall indemnify and save harmless each person made, or threatened to be made, a party to any action or proceeding in respect of the Plan by reason of the fact that such person is or was a member of the Committee or the Board or is or was an officer or employee of the Company or a MAG Entity.
3.6	Delegation and Administration
The Committee may, in its discretion, delegate such of its powers, rights and duties under the Plan, in whole or in part, to any one or more directors, officers or employees of the Company as it may determine from time to time, on terms and conditions as it may determine, except the Committee shall not, and shall not be permitted to, delegate any such powers, rights or duties to the extent such delegation is not consistent with Applicable Law.  The Committee may also appoint or engage a trustee, custodian or administrator to administer or implement the Plan or any aspect of it, except that the Committee shall not, and shall not be permitted to, appoint or engage such a trustee, custodian or administrator to the extent such appointment or engagement is not consistent with Applicable Law.
ARTICLE 4.
 SHARES SUBJECT TO THE PLAN
4.1	Maximum Number of Shares and Limitations
Subject to Section 4.2 and to adjustment pursuant to Section 5.3, the maximum number of Shares that may be issued pursuant to the Plan shall be a number equal to ~~0.75~~1.5% of the number of issued and outstanding Shares on a non-diluted basis at any time, provided that (a) the number of Shares issued or issuable under all Share Compensation Arrangements (excluding the Company’s Deferred Share Unit Plan, as amended) shall not exceed ~~8% of~~5% on a non-diluted basis, and (b) the number of ~~issued and outstanding~~ Shares issued or issuable under all Share Compensation Arrangements (including the Company’s Deferred Share Unit Plan, as amended) shall not exceed 6% on a non-diluted basis~~. All Shares subject to Share Units that terminate or are cancelled without being settled shall be available for any subsequent Grant~~. Under the Plan and any other Share Compensation Arrangement of the Company (i) the aggregate number of Shares issued to Insiders, within any one year period; and (ii) the aggregate number of Shares issuable to Insiders at any time, shall not exceed 10% of the issued and outstanding Shares; provided that any options, Shares, share units, deferred shares units or other awards involving the issuance or potential issuance of Shares that are granted or issued in reliance on Section 613(c) of the Toronto Stock Exchange Company Manual shall, notwithstanding the definition of Share Compensation Arrangement or any other provision of this Plan, be included (and not excluded) in determining whether any Shares issued under this Plan might exceed the limitations set out in paragraphs (i) and (ii).
4.2	Issuance of Shares Subject to Applicable Law
Notwithstanding anything herein to the contrary, the Company's obligation to issue and deliver Shares in respect of any Share Unit is subject to the satisfaction of all requirements under Applicable Law in respect thereof and obtaining all regulatory approvals as the Company shall determine to be necessary or advisable in connection with the authorization, issuance or sale thereof and the receipt from the Participant of such representations, agreements and undertakings as to future dealings in such Shares as the Company determines to be necessary or advisable in order to safeguard against the violation of the securities laws of any jurisdiction or to comply with Applicable Law.  In this connection, the Company shall take all reasonable steps to obtain such approvals and registrations as may be necessary for the issuance of such Shares in compliance with Applicable Law.

ARTICLE 5.
 ACCOUNTS, DIVIDEND EQUIVALENTS AND REORGANIZATION
5.1	Share Unit Account
An account, called a "Share Unit Account", shall be maintained by the Company, for each Participant and will be credited with such notional grants of Share Units as are received by a Participant from time to time pursuant to Sections 3.1 and 3.2 and any dividend equivalent Share Units pursuant to Section 5.2.  Share Units that fail to vest to a Participant and are forfeited pursuant to Article 6, or that are paid out to the Participant or his/her Beneficiary, shall be cancelled and shall cease to be recorded in the Participant's Share Unit Account as of the date on which such Share Units are forfeited or cancelled under the Plan or are paid out, as the case may be.  For greater certainty, where a Participant is granted both RSUs and PSUs, such RSUs and PSUs shall be recorded separately in the Participant's Share Unit Account.
5.2	Dividend Equivalent Share Units
Except as otherwise provided in the Grant Agreement relating to a grant of RSUs or PSUs, if and when cash dividends (other than extraordinary or special dividends) are paid with respect to Shares to shareholders of record as of a record date occurring during the period from the Grant Date under the Grant Agreement to the date of settlement of the RSUs or PSUs granted thereunder, a number of dividend equivalent RSUs or PSUs, as the case may be, shall be granted to the Participant who is a party to such Grant Agreement.  The number of such additional RSUs or PSUs will be calculated by dividing the aggregate dividends or distributions that would have been paid to such Participant if the RSUs or PSUs in the Participant's Share Unit Account had been Shares by the fair market value of a Share on the date on which the dividends or distributions were paid on the Shares. The additional RSUs or PSUs granted to a Participant will be subject to the same terms and conditions, including Vesting and settlement terms, as the corresponding RSUs or PSUs, as the case may be.
5.3	Adjustments
In the event of any stock dividend, stock split, combination or exchange of shares, capital reorganization, consolidation, spin‑off, dividends (other than cash dividends in the ordinary course) or other distribution of the Company's assets to shareholders, or any other similar changes affecting the Shares, a proportionate adjustment to reflect such change or changes shall be made with respect to the number of Share Units outstanding under the Plan and the number of Shares subject to the Plan, or securities into which the Shares are changed or are convertible or exchangeable may be substituted for Shares under this Plan, on a basis proportionate to the number of Share Units in the Participant's Share Unit Account or some other appropriate basis, all as determined by the Committee in its sole discretion.
ARTICLE 6.
 VESTING AND SETTLEMENT OF SHARE UNITS
6.1	Vesting Based on Continued Employment
Subject to this Article 6, Share Units subject to a Grant and dividend equivalent Share Units credited to the Participant's Share Unit Account in respect of such Share Units, adjusted in accordance with the applicable multiplier, if any, as set out in the Grant Agreement, shall Vest in such proportion(s) and on such Vesting Date(s) as may be specified in the Grant Agreement governing such Grant provided that the Participant is Employed on the relevant Vesting Date.  For greater certainty, a Participant shall not be considered to be Employed on a Vesting Date if, prior to such Vesting Date, such Participant received a payment in lieu of notice of Termination of employment, whether under a contract of employment or a consulting contract, as damages or otherwise.

6.2	Exercise/Settlement
(a)
A Participant who remains Employed may exercise all or a portion of his or her Vested RSUs and/or PSUs prior to their Expiry Date by delivery to the Company or its agent, as the Company may direct, of a written notice of exercise addressed to the Secretary of the Company specifying the number of RSUs and/or PSUs being exercised. Where a Participant has failed to file a notice of exercise with respect to  any of the Participant's Vested Share Units prior to the Expiry Date of such Vested Share Units, the Participant shall be deemed to have filed such a notice to exercise such Vested Share Units on their Expiry Date.

(b)
Where a Participant who ceases to be Employed in circumstances in which Section 6.6 applies, (i) if the Participant's Employment is Terminated by the Company or a MAG Entity without Cause or the Participant voluntarily terminates his or her Employment, the Participant, shall be entitled to exercise Share Units that are Vested on such Participant's date of Termination for a period ending on the earlier of (A) the Expiry Date of such Vested Share Units and (B) ninety (90) days following such date of Termination; (ii) if the Participant dies while Employed, the Participant's Beneficiary shall be entitled to exercise Share Units that are Vested on such Participant's date of Termination for a period ending on the earlier of (A) the Expiry Date of such Vested Share Units and (B) twelve (12) months following the Participant's date of death; and (iii) if the Participant experiences a Disability while Employed, the Participant's Beneficiary shall be entitled to exercise Share Units that are Vested on such Participant's Disability Date for a period ending on the earlier of (A) the Expiry Date of such Vested Share Units and (B) twelve (12) months following such Disability Date.

(c)
Subject to Section 4.2 and to the payment or other satisfaction of all related withholding obligations in accordance with Section 9.2, the Company shall  issue one Share for each Share Unit that is exercised, or deemed to be exercised, as the case may be, as soon as reasonably practicable, and, in any case, within sixty (60) days, after receipt by the Company of the Participant's exercise notice, or the Expiry Date of the Participant's Share Units, as applicable.

6.3	Postponed Settlement
If a Participant's Share Units would, in the absence of this Section 6.3 be exercised within a Blackout Period applicable to such Participant, such settlement shall be postponed until the first Trading Day following the date on which the relevant Blackout Period has expired.
6.4	Failure to Vest
For greater certainty, a Participant shall have no right to receive Shares or a cash payment as compensation, damages or otherwise, with respect to any RSUs or PSUs that do not become Vested.
6.5	Termination of Employment for Cause
Subject to the terms of a Participant's written employment agreement with the Company or a MAG Entity and unless otherwise determined by the Committee, in the event a Participant's Employment is Terminated for Cause by the Company or a MAG Entity, as applicable, all Share Units of such Participant, whether or not Vested, shall immediately cease to be exercisable and shall be forfeited.
6.6	Termination of Employment without Cause, Death or Disability
Subject to the terms of a Participant's written employment agreement with the Company or a MAG Entity and the relevant Grant Agreement, in the event a Participant's Employment is terminated by the Company, or a MAG Entity, as applicable, without Cause, the Participant voluntarily terminates his or her Employment, the Participant dies or experiences a Disability all Share Units of such Participant that are not then Vested shall be forfeited unless otherwise determined by the Committee.

6.7	Change of Control
In the event of a Change of Control, subject to the terms of a Participant's written employment agreement with the Company or a MAG Entity and the Grant Agreement in respect of the Grant, the Committee may determine, in its sole discretion:
(a)
that all RSUs and/or PSUs that have not previously Vested shall Vest on the effective date of the Change in Control, provided that, in the case of a Grant of PSUs, the total number of PSUs that Vest shall be the number of PSUs covered by such Grant pursuant to Section 3.2(~~b~~c) without giving effect to any potential increase or decrease in such number as a result of graduated Performance Conditions permitting Vesting of more or less than 100% of such PSUs.  Share Units that Vest in accordance with this Section 6.7(a) shall be settled through the issuance of Shares immediately prior to the effective time of the Change of Control equal to the number of Vested Share Units, as determined by the Committee in its sole discretion;

(b)
that for any RSU or PSU there shall be substituted an entitlement to such other securities into which Shares are changed, or are convertible or exchangeable, or a cash payment based on the value of such other securities, on a basis proportionate to the number of Shares to which the Participant would otherwise be entitled or some other appropriate basis.

ARTICLE 7.
 CURRENCY
7.1	Currency
Except where the context otherwise requires, all references in the Plan to currency refer to lawful Canadian currency. Any amounts required to be determined under this Plan that are denominated in a currency other than Canadian dollars shall be converted to Canadian dollars at the applicable Bank of Canada noon rate of exchange on the date as of which the amount is required to be determined.
ARTICLE 8.
 SHAREHOLDER RIGHTS
8.1	No Rights to Shares
Share Units are not Shares and a Grant of Share Units will not entitle a Participant to any shareholder rights, including, without limitation, voting rights, dividend entitlement or rights on liquidation.
ARTICLE 9.
 MISCELLANEOUS
9.1	Compliance with Laws and Policies
The Company's obligation to make any payments or deliver (or cause to be delivered) any Shares hereunder is subject to compliance with Applicable Law.  Each Participant shall acknowledge and agree (and shall be conclusively deemed to have so acknowledged and agreed by participating in the Plan) that the Participant will, at all times, act in strict compliance with Applicable Law and all other laws and any policies of the Company applicable to the Participant in connection with the Plan including, without limitation, furnishing to the Company all information and undertakings as may be required to permit compliance with Applicable Law.
9.2	Withholdings
So as to ensure that the Company or a MAG Entity, as applicable, will be able to comply with the applicable obligations under any federal, provincial, state or local law relating to the withholding of tax or other required deductions, the Company or the  MAG Entity shall withhold or cause to be withheld from any amount payable to a Participant, either under this Plan, or otherwise, such amount as may be necessary to permit the Company or the MAG Entity, as applicable, to so comply.   The Company and any MAG Entity may also satisfy any liability for any such withholding obligations, on such terms and conditions as the Company may determine in its sole discretion, by (a) selling on such Participant's behalf, or requiring such Participant to sell, any Shares, and retaining any amount payable which would otherwise be provided or paid to such Participant in connection with any such sale, or (b) requiring, as a condition to the delivery of Shares in settlement of any Participant's Share Units, that such Participant make such arrangements as the Company may require so that the Company and the MAG Entities can satisfy such withholding obligations, including requiring such Participant to remit an amount to the Company or a MAG Entity in advance, or reimburse the Company or any MAG Entity for, any such withholding obligations.

9.3	No Right to Continued Employment
Nothing in the Plan or in any Grant Agreement entered into pursuant hereto shall confer upon any Participant the right to continue in the employ or service of the Company or any MAG Entity, to be entitled to any remuneration or benefits not set forth in the Plan or a Grant Agreement or to interfere with or limit in any way the right of the Company or any MAG Entity to terminate Participant's employment or service arrangement with the Company or any MAG Entity.
9.4	No Additional Rights
Neither the designation of a person as a Participant nor the grant of any Share Units to any Participant entitles any person to the grant, or any additional grant, as the case may be, of any Share Units under the Plan.
9.5	Amendment, Termination
The Plan and any Grant made pursuant to the Plan may be amended, modified or terminated by the Board without approval of shareholders, provided that no amendment to the Plan or Grants made pursuant to the Plan may be made without the consent of a Participant if it adversely alters or impairs the rights of the Participant in respect of any Grant previously granted to such Participant under the Plan, except that Participant consent shall not be required where the amendment is required for purposes of compliance with Applicable Law.  For greater certainty, the following amendments may not be made without shareholder approval:
(a)	an increase in the number of Shares reserved for issuance pursuant to the Plan and as set out in Section 4.1;
(b)	changes to the amendment provisions granting additional powers to the Board to amend the Plan or entitlements thereunder;
(c)	changes to the Insider participation limits set forth in Section 4.1;
(d)	any extension of the Expiry Date of any Share Units;
(e)	any change to the categories of individuals eligible for grants of Share Units where such change may broaden or increase the participation of Insiders under the Plan; or
(f)	an amendment that would permit Share Units to be transferrable or assignable other than for normal estate settlement purposes.
For greater certainty and without limiting the foregoing, shareholder approval shall not be required for the following amendments and the Board may make the following changes without shareholder approval, subject to any regulatory approvals including, where required, the approval of any Stock Exchange:
(a)	amendments of a "housekeeping" nature;
(b)	a change to the vesting provisions of any Grants;

(c)	a change to the termination provisions of any Grant that does not entail an extension beyond the original term of the Grant; or
(d)	amendments to the provisions relating to a Change of Control.
9.6	Administration Costs
The Company will be responsible for all costs relating to the administration of the Plan.
9.7	Designation of Beneficiary
Subject to the requirements of Applicable Law, a Participant may designate a Beneficiary, in writing, to receive any benefits that are payable under the Plan upon the death of such Participant.  The Participant may, subject to Applicable Law, change such designation from time to time.  Such designation or change shall be in such form as may be prescribed by the Committee from time to time.  A Beneficiary designation under this Section 9.7 and any subsequent changes thereto shall be filed with the General Counsel of the Company.
ARTICLE 10.
 ASSIGNMENT
Subject to Section 9.7, the assignment or transfer of the Share Units, or any other benefits under this Plan, shall not be permitted other than by operation of law.
ARTICLE 11.
 EFFECTIVE DATE
The Company is establishing the Plan effective on May 13, 2014.

Exhibit "A"
to
MAG Silver Corp. Share Unit Plan

Special Provisions Applicable to Participants Subject to Section 409A of the United States Internal Revenue Code ("Section 409A")

This Exhibit sets forth special provisions of the MAG Silver Corp. Share Unit Plan (the "Plan") that apply to Participants who are US Taxpayers.  This Exhibit shall apply to such Participants notwithstanding any other provisions of the Plan.  Terms defined elsewhere in the Plan and used herein shall have the meanings set forth in the Plan, as may be amended from time to time.

Definitions

For purposes of this Exhibit:

"Separation From Service" shall mean that employment or service with the Company and any entity that is to be treated as a single employer with the Company for purposes of United States Treasury Regulation Section 1.409A-1(h) terminates such that it is reasonably anticipated that no further services will be performed.

"Specified Employee" means a US Taxpayer who meets the definition of "specified employee," as defined in Section 409A(a)(2)(B)(i) of the Code.

Compliance with Section 409A

In General.  Notwithstanding any provision of the Plan to the contrary, it is intended that any distributions under the Plan either be exempt from or comply with Section 409A, and all provisions of the Plan and/or the applicable Grant Agreement shall be construed and interpreted in a manner consistent with the requirements for avoiding taxes or penalties under Section 409A.  Each issuance of Shares  made in respect of Share Units shall be deemed to be a separate distribution for purposes of Section 409A.  Each US Taxpayer is solely responsible and liable for the satisfaction of all taxes and penalties that may be imposed on or for the account of such US Taxpayer in connection with the Plan or any other plan maintained by the Company (including any taxes and penalties under Section 409A), and neither the Company nor any MAG Entity shall have any obligation to indemnify or otherwise hold such US Taxpayer (or any Beneficiary) harmless from any or all of such taxes or penalties.

Distributions to Specified Employees.  Solely to the extent required by Section 409A, any issuance of Shares in respect of Share Units which is subject to Section 409A and which is to be made by reason of a Separation from Service to any Participant who is determined to be a Specified Employee shall not be made before the date which is six months after such Specified Employee's Separation from Service (or, if earlier, the date of death of such Specified Employee).  Following any applicable six month delay of payment, all such delayed payments shall be made to the Specified Employee in a single distribution on the earliest possible distribution date.

Amendment of Exhibit.
Subject to Applicable Law, the Board shall retain the power and authority to amend or modify this Exhibit to the extent the Board in its sole discretion deems necessary or advisable to comply with any guidance issued under Section 409A.  Such amendments may be made without the approval of any US Taxpayer.